SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

AMENDMENT NO. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a)

TRIBUNE COMPANY

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

896047-10-7

(Cusip Number)

William Stinehart, Jr.

2029 Century Park East

Suite 4000

Los Angeles, California 90067

(310) 552-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896047-10-7	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Susan Babcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

36,304,135
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

36,304,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,304,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Chandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

30,132
8 SHARED VOTING POWER

36,304,135
9 SOLE DISPOSITIVE POWER

30,132
10 SHARED DISPOSITIVE POWER

36,304,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,334,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Camilla Chandler Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

427,662
8 SHARED VOTING POWER

36,304,135
9 SOLE DISPOSITIVE POWER

427,662
10 SHARED DISPOSITIVE POWER

36,304,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,731,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Roger Goodan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

62,352
8 SHARED VOTING POWER

36,304,135
9 SOLE DISPOSITIVE POWER

62,352
10 SHARED DISPOSITIVE POWER

36,304,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,366,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William Stinehart, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

44,222
8 SHARED VOTING POWER

36,304,135
9 SOLE DISPOSITIVE POWER

44,222
10 SHARED DISPOSITIVE POWER

36,304,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,348,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Judy C. Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

36,304,135
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

36,304,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,304,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

OO (Trustee)

CUSIP No. 896047-10-7	13D	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Warren B. Williamson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

12,602
8 SHARED VOTING POWER

36,304,135
9 SOLE DISPOSITIVE POWER

12,602
10 SHARED DISPOSITIVE POWER

36,304,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,316,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

OO (Trustee)

This Amendment No. 1 supplements and amends the Schedule 13D filed by the Trustees of Chandler Trust No. 1 and Chandler Trust No. 2 (the “Chandler Trusts”) on June 21, 2000.

ITEM 2 IDENTITY AND BACKGROUND.

Clause (i) of Item 2 is hereby amended to read as follows:

(i) Susan Babcock, an individual, resident of 629 South Grand Avenue, Pasadena, CA 91105. Ms. Babcock is a private investor and is a citizen of the United States. During the last 5 years, Ms. Babcock has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Clause (v) of Item 2 is hereby amended to read as follows:

(v) Roger Goodan, an individual, resident of 10267 Halloran Road, Bow, Washington 98232. Mr. Goodan is a consultant and is a citizen of the United States. During the last 5 years, Mr. Goodan has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4 PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented as follows:

Attached hereto as an exhibit to this filing is a letter from William Stinehart, Jr. to the board of directors of Tribune, dated as of June 13, 2006.

Except as set forth in the exhibit attached hereto, as of the date hereof, the Chandler Trusts do not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

As of June 13, 2006:

(A) Ms. Babcock (i) is the beneficial owner of 36,304,135 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by her representing approximately 12.0% of the issued and outstanding shares of Common Stock of Tribune.

(B) Mr. Chandler (i) is the beneficial owner of 36,334,267 shares, (ii) has the sole power to vote or direct the vote of 30,132 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 30,132 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by him representing approximately 12.0% of the issued and outstanding shares of Common Stock of Tribune.

(C) Ms. Frost (i) is the beneficial owner of 36,731,797 shares, (ii) has the sole power to vote or direct the vote of 427,662 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 427,662 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by him representing approximately 12.1% of the issued and outstanding shares of Common Stock of Tribune.

(D) Mr. Goodan (i) is the beneficial owner of 36,366,487 shares, (ii) has the sole power to vote or direct the vote of 62,352 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 62,352 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by her representing approximately 12.0% of the issued and outstanding shares of Common Stock of Tribune.

(E) Mr. Stinehart (i) is the beneficial owner of 36,348,357 shares, (ii) has the sole power to vote or direct the vote of 44,222 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 44,222 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by him representing approximately 12.0% of the issued and outstanding shares of Common Stock of Tribune.

(F) Ms. Webb (i) is the beneficial owner of 36,304,135 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by her representing approximately 12.0% of the issued and outstanding shares of Common Stock of Tribune.

(G) Mr. Williamson (i) is the beneficial owner of 36,316,737 shares, (ii) has the sole power to vote or direct the vote of 12,602 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 12,602 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by him representing approximately 12.0% of the issued and outstanding shares of Common Stock of Tribune.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A letter from Mr. Stinehart to the Board of Directors of The Tribune Company, dated as of June 13, 2006, is attached as Exhibit A to this Schedule.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2006

/s/ Susan Babcock
Susan Babcock

Date: June 13, 2006

/s/ Jeffrey Chandler
Jeffrey Chandler

Date: June 13, 2006

/s/ Camilla Chandler Frost
Camilla Chandler Frost

Date: June 13, 2006

/s/ Roger Goodan
Roger Goodan

Date: June 13, 2006

/s/ William Stinehart, Jr.
William Stinehart, Jr.

Date: June 14, 2006

/s/ Judy C. Webb
Judy C. Webb

Date: June 13, 2006

/s/ Warren B. Williamson
Warren B. Williamson